Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
As at February 21, 2010
     The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the period from November 1, 2009 to its fiscal year-end on October 31, 2010, unless otherwise noted. It should be read in conjunction with the Corporation’s audited financial statements and the related notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise noted.
Forward Looking Statements
     Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Strange Lake B-Zone Rare Earth Element (REE). In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in the Corporation’s Annual Information Form (“AIF”) under the heading “Risk Factors”, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.
OVERVIEW
     Quest is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec and the Plaster Rock area of northwestern New Brunswick. The Corporation’s 2009 exploration program led to the discovery of a new rare earth metal deposit, the B-Zone, on the Corporation’s Strange Lake property in northeastern Québec. The Corporation recently completed an Inferred Resource Estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. In addition, the Corporation announced the discovery of a new area of rare earth element (REE) mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake project. The Corporation continues to pursue high-value rare earth project opportunities throughout North America.
     Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for buried ore deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms to share exploration risk and benefits from its partners’ capabilities in mine development and production.
The Corporation’s shares are listed for trading on the TSX Venture Exchange under the trading symbol QRM. Additional information for Quest can be found on SEDAR (www.sedar.com) and on Quest’s web site (www.questrareminerals.com).

QUEBEC, NEWFOUNDLAND AND LABRADOR PROJECTS
Strange Lake Rare Earth Project
     The Strange Lake property comprises a total of 1,163 claims, of which 212 claims are situated in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 46,520 hectares (see Figure 1). Exploration work over our Strange Lake Project was focused around the Strange Lake B-Zone rare earth element (REE) deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.
Figure 1 — Property Location Map, George River Area Projects,
Quebec and Newfoundland and Labrador
Current Work
     During the 2010 exploration season, field work included surface prospecting, geological mapping, hand and mechanical stripping and washing of trench areas, collection of an 18-tonne bulk sample and a 78-hole definition diamond drilling program. In addition, a Preliminary Resource Estimate and Preliminary Economic Evaluation (PEA) study were completed for the B-Zone deposit by Wardrop Engineering of Toronto, Ontario (“Wardrop”) in April and September 2010, respectively.
     The diamond-drilling program was based entirely in the B Zone and comprised 15,390.47 m (Figure 2). Drilling was conducted to expand the known limits of the REE-mineralized zone, herein called the “pegmatite zone” and to infill previously drilled sections, adding increased resolution relative to the 2009 drilling program. Additionally, drilling was conducted to determine the depth of the alteration at the B Zone, which was unknown at the conclusion of 2009 drilling. Of the total 2010 meterage, 1,120.80 m derive from the extension of six 2009 drill holes.

Figure 2 — Diamond Drilling Location Map, B-Zone REE Deposit, Strange Lake Project, Quebec
     The definition-drilling program has tested the B-Zone at drill centers of between 50-100 m. The drill results have confirmed the presence of strong REE mineralization over a 1.2 km strike length and over horizontal widths of up to 600 m. Drilling has defined the mineralization to be a set of near-surface and relatively flat dipping horizontal sheets. The mineralized zone is composed of a thicker, north-trending Pegmatite Zone at the core (or “spine”), which is surrounded by a thinner mineralized envelope (see Figure 3). The mineralization has been defined to vertical depths of more than 191.0 m and constitutes the highest grades observed in the B-Zone deposit. The surface footprint of the deposit is seen to coincide with a two km-long, northeast trending airborne radiometric anomaly that is located to the northwest of the Strange Lake Main Deposit. The radiometric anomaly abuts to the northwest against Brisson Lake and may extend further northwards, under the lake. Historical Iron Ore Company of Canada (IOC) drilling, located one km further to the north, indicates that mineralization may continue in this direction.
     A bulk sample was collected from the surface expression of the B-Zone in October 2010 for the purpose of providing a larger supply of material for scaled-up metallurgical test work in 2011 as a continuing evaluation of processing techniques progresses. This sample was collected from the surface by blasting, and comprises approximately 18 tonnes of material, predominantly pegmatite. Currently this material is in storage in Sept lles, Quebec, and will be moved to the metallurgical laboratory that will perform the Phase 2 portion of the B-Zone Metallurgical Study to commence later in 2011.

Figure 3 — Typical Drilling Cross-Section Through the B-Zone Deposit, Strange Lake Project, Quebec
Table 1 —	Ten Highest Values of TREO Mineralization for Pegmatite Drilling Intervals Greater than 10 m in Thickness, Strange Lake B-Zone REE Deposit, Quebec

Borehole	From (m)	To (m)	Length (m)	TREO%	HREO%	LREO%	HREO/TREO%
BZ10093	52.10	64.00	11.90	3.450	2.218	1.232	35.71
BZ10089	8.25	20.30	12.05	3.215	1.638	1.577	49.05
BZ10035	31.36	50.05	18.69	2.758	0.968	1.790	64.91
BZ10070	196.70	211.00	14.30	2.651	2.185	0.466	17.58
BZ10034	12.00	23.00	11.00	2.396	1.221	1.175	49.03
BZ10083	47.60	69.90	22.30	2.108	1.093	1.015	48.14
BZ10040	20.90	38.00	17.10	2.079	0.726	1.354	65.10
BZ10031	13.38	37.03	23.65	2.065	1.244	0.821	39.76
BZ10088	6.70	19.10	12.40	1.962	0.856	1.105	56.34
BZ10043	60.12	80.80	20.68	1.957	0.971	0.985	50.36
Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O 3=lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3-praseodymium oxide (*), Nd2O3-neodymium oxide (*), Sm2O3-samarium oxide, Eu2O3-europium oxide, Gd2O3-gadolinium oxide, Tb2O3-terbium oxide (*), Dy2O3-dysprosium oxide (*), Ho2O3-holmium oxide, Er2O3-erbium oxide, Tm2O3-thulium oxide (*), Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O3=praseodymium oxide, Nd2O3=neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3=dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide, Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide. The principal REO at the B-Zone are depicted by an asterisk (*).

Preliminary Resource Estimate (April 2010)
     A National Instrument 43-101 compliant resource estimate was completed for the B-Zone rare earth deposit within the Strange Lake Project, Quebec. The estimate was prepared by Wardrop, which has recommended that the deposit warrants further investigation and development.
     The base-case resource was estimated using a Total Rare Earth Oxide (TREO) cut-off grade of 0.85% TREO (Table 2). At this cut-off, the B-Zone hosts an Inferred Resource of 114.8 million tonnes grading 0.999% TREO, 1.973% zirconium oxide, 0.208% niobium pentoxide, 0.053% hafnium oxide and 0.082% beryllium oxide. In addition, Table 2 illustrates the grade averages for all of the Rare Earth oxides at the various cut-offs. It is estimated that Heavy Rare Earth Elements (HREE) represent between 43% and 51% of the TREO in the deposit
     Mineralisation within the deposit is currently open in all directions. It was intended to expand the knowledge of this with further, higher-density diamond drilling in 2010. Drilling also assessed the resource potential of other REE occurrences identified on the property in 2009.
     Table 2 — Results of the Preliminary Resource Estimate, B-Zone REE Deposit, Strange Lake Deposit, Quebec

TREO%	Tonnes		Proportion of HREO**
Cut-off	(x000 t)	TREO%*	in TREO%	ZrO2%	Nb2O5%	HfO2%	F%	BeO%
1 20%	11,809	1.354	51%	2.097	0.291	0.055	0.908	0.129
1.10%	21,757	1.260	50%	2.101	0.272	0.056	0.861	0.119
1.00%	40,338	1.161	47%	2.069	0.248	0.056	0.842	0.108
0.95%	54,560	1.112	46%	2.051	0.236	0.055	0.818	0.100
0.90%	82,541	1.048	44%	2.008	0.220	0.054	0.773	0.090
0.85%	114,823	0.999	43%	1.973	0.208	0.053	0.729	0.082
0.80%	133,654	0.975	43%	1.957	0.203	0.053	0.705	0.078
0.70%	137,639	0.970	43%	1.955	0.202	0.053	0.697	0.077

*	Includes Y2O3
     Where: HfO2 — hafnium oxide; ZrO2 — zirconium oxide; Nb2Os — niobium pentoxide; F — fluorine; BeO — beryllium oxide
Notes:

1.	Total Rare Earth Oxides (TREO) includes: La 2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

2.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

3.	Wardrop considers a base case cut-off grade of 0.85% TREO to be reasonable in the absence of metallurgical data and economic parameters (i.e. operating costs).

4.	Average specific gravity of 2.72 g/cc

5.	The resource estimate has been classified as an Inferred Resource for this reason and for the relatively wide-spaced sample support within the current outlined deposit.

6.	Resource Estimate is based on:
•	A database of 19 drill holes totalling 3,905.3m of diamond drilling where samples were composited on 2m lengths.

•	Specific gravity (SG) used the overall mean of 2.72 g/cc from 80 SG readings

•	Geological model bounded by 0.9% TREO limit above and below the deposit

•	Block model was estimated by Ordinary Kriging interpolation method on blocks 40m x 40m x 10m.

•	Resource Estimate assumes 100% recovery as metallurgical results are pending.
Preliminary Economic Assessment (September 2010)
     The results show positive cash-flow, a strong Internal Rate of Return and strong Net Present Value metrics at discount rates of up to 20% for a potential mining operation at Strange Lake (Table 3). The Wardrop study utilizes an open-pit mining operation model and a Total Rare Earth Oxide (TREO) price deemed conservative, as it is similar to the 2007 trailing three-year average price. Accepted consensus is that REE prices have increased since 2007. For this study, the total tonnes of concentrate produced of TREO, Nb2O5 and ZrO2 were considered marketable and contribute to revenues in the financial model.

     Wardrop applied a conventional Truck and Shovel open-pit mining operation model to the Strange Lake B-Zone deposit at a production rate of 4,000 tonnes per day (tpd), for the first 25 years of production, using the 1.0% Total Rare Earth Oxide (TREO) cut-off presented in the Preliminary Resource Estimate previously reported by Quest (see Press Release : April 7, 2010: 40.4 million tonnes grading 1.161% TREO, 2.07% zirconium oxide (ZrO2), 0.25% niobium oxide (Nb2O5) and 0.053% hafnium oxide (HfO2), see cautionary statements below). The total operating costs per tonne of ore milled is estimated to be C$102/t. Under these project parameters, the B-Zone operation would pay back capital expenditure (CAPEX), have a positive cumulative cash flow in the fourth year of operation, show positive pre-tax cash-flows of up to C$368.2 million per year, an Internal Rate of Return (IRR) of 36.4% and finally a Pre-Tax Net Present Value (NPV) of C$1.41 billion at a 12% discount rate. The project remains strongly positive when applying up to a 20% discount rate. Life-of-Mine Total Pre-Tax cash-flows of more than C$7.97 billion have been calculated.
     An estimated CAPEX of C$563.4 million will be required for establishment of the mine, mill/concentrator, site utilities and storage, road and slurry pipeline construction to the Newfoundland and Labrador coast, tailings facilities and infrastructure development required for the operation. A 25% contingency cost ($99.3 million) was included in calculating total project expenditures.
Table 3 — Pre-Tax Net Present Value (NPV) Calculation — Strange Lake B-Zone Deposit

Discount Rate	Pre-Tax and Pre-Finance Net Present Value ($CAN)
6%	$3,149,211,228
8%	$2,383,979,541
10%	$1,825,703,831
12%	$1,410,907,859
15%	$969,415,008
20%	$521,691,996
     Metal pricing used in the study is based on 2010 projections reported for a similar Rare Earth project and was validated using trailing three-year average pricing (Table 4). The following metal pricing is used in the financial analysis (in US$): TREO — $21.94/kg, Nb2O5 - $45.00/kg and ZrO2 — $3.77/kg. If three-year average pricing for TREO were used for the metal distribution in the B-Zone, a TREO price of approximately US$36.00/kg would result and the IRR would increase to more than 50%. At full production, the operation would produce more than 22,600 t of TREO concentrate, more than 4,800 t of Nb2O5 concentrate and nearly 40,200 t of ZrO2 concentrate annually.
     Sensitivity analysis of the model indicates that the operation would be most sensitive to changes in metal pricing and least sensitive to changes in operating costs. An exchange rate of $1US = $1.04CAN was used in the study.
Reconnaissance Exploration
     Quest conducted additional prospecting and mapping on the Strange Lake property. A total of 124 samples were collected during the mapping program, 84 samples during the channel sampling, and 183 samples during the prospecting program. Mapping comprised delineation of major geological units within the Quebec portion of the Strange Lake alkalic complex and the mapping and channel sampling of multiple trenched, stripped or otherwise exposed REE mineralization in the vicinity of the B Zone. All of the detailed geological work conducted at the B Zone remains untested by drilling. Prospecting comprised continued evaluation of mineralized boulder trains south of the Main Zone which have originated in Quebec and suggesting great potential for further mineralization south of the B Zone. Prospecting was also conducted north of the B Zone on a coincident gold and linear magnetic anomaly. Results were inconclusive and more work is required. Table 5a highlights results from prospecting and Table 5b highlights results from detailed mapping and trenching programs at the B Zone.

Table 4 — Rare Earth Oxide Pricing Used for the Strange Lake PEA Study

REO	US$/kg	Price Source
La2O3	$4.26	2007 3-Yr Ave.
Ce2O3	$2.77	2007 3-Yr Ave.
Pr2O3	$23.24	2007 3-Yr Ave.
Nd2O3	$24.52	2007 3-Yr Ave.
Sm2O3	$3.59	2007 3-Yr Ave.
Eu2O3	$335.74	2007 3-Yr Ave.
Gd2O3	$10.29	2007 3-Yr Ave.
Tb2O3	$573.46	2007 3-Yr Ave.
Dy2O3	$88.55	2007 3-Yr Ave.
Ho2O3	$25.50	2007
Er2O3	$55.00	2007
Tm2O3	$90.00	2007
Yb2O3	$25.00	2007
Lu2O3	$500.00	2007
Y2O3	$8.74	2007 3-Yr Ave.
It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability (NI43-101/3.4(e)). The preliminary economic assessment (PEA) outlined in this document includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized (NI43-101/2.3(3bi)).
Table 5a — Top 10 TREO from Prospecting Sampling in 2010, Strange Lake Project, Quebec

SAMPLE	Lithology	Sample Type	Zone	TREO	LREO	HREO	HREO/TREO%
204848	pegmatite	grab	A Zone	4.638	2.346	2.292	49.42
204830	pegmatite	grab	A Zone	3.418	0.514	2.905	84.99
207827	pegmatite	grab	A Zone	1.129	0.83	0.299	26.48
207880	pegmatite	grab	Aparna	0.938	0.573	0.365	38.91
204846	pegmatite	grab	South SLAC	0.91	0.701	0.209	22.97
207829	pegmatite	grab	South SLAC	0.892	0.631	0.261	29.26
207811	pegmatite	grab	A Zone	0.865	0.557	0.308	35.61
204887	pegmatite	grab	SLG	0.826	0.458	0.368	44.55
207819	pegmatite	grab	Aparna	0.824	0.618	0.206	25.00
204838	pegmatite	grab	A Zone	0.787	0.522	0.265	33.67
Future Exploration
     Quest has supplied Wardrop with a complete 2010 exploration data suite for the purpose of updating the B Zone resource estimate and it is expected that the update will be provided by Wardrop in early March 2011.
     The 2011 exploration program will comprise a winter and summer phase and will represent a still larger increase in activity relative to 2010. The 2011 winter program, consisting of 5,000 m of drilling, will focus primarily on defining the extent of the pegmatite zone, where it is projected to continue under Lac Brisson to the northwest. Quest is commencing a pre-feasibility study (PFS) in 2011 and drilling in the summer program, expected to be approximately 30,000 m, will be in support of the PFS. Metallurgical testing and test processing will continue as part of the PFS, including the development of conceptual processing flowsheets that accommodate a variety of chemical variables. As part of the PFS, the following major components of work will also be undertaken: engineering (infrastructure etc), environmental baseline studies, financial/economical analysis and additional resource updating.

Table 5b — Top 10 TREO Results from Mapping and Channel Sampling in 2010, Strange Lake Project, Quebec

SAMPLE	Lithology	Sample Type	Zone	TREO	LREO	HREO	HREO/TREO%
204697	Pegmatite	outcrop	B Zone	10.769	7.350	3.420	31.76
204680	subsolvus granite	outcrop	B Zone	4.669	4.378	0.291	6.23
204687	Pegmatite	outcrop	B Zone	3.172	1.480	1.692	53.34
204729	Pegmatite	outcrop	B Zone	2.792	1.195	1.597	57.20
204793	Pegmatite	outcrop	SLG Zone	2.704	1.098	1.606	59.39
297324	inclusion-bearing subsolvus granite	channel	B Zone	2.676	1.222	1.454	54.33
297331	Pegmatite	channel	B Zone	2.468	1.811	0.657	26.62
297290	quartz monzonite	channel	B Zone	2.410	1.457	0.952	39.50
204678	fluorite breccia	grab	B Zone	2.265	1.222	1.042	46.00
297297	quartz vein	channel	B Zone	1.999	1.454	0.545	27.26
     Prospecting to the north of the B-Zone will continue to evaluate a significant coinciding gold and linear magnetic feature that was briefly prospected in 2010 as well as follow up on other geochemical anomalies in the Strange Lake project area. Several of the newly-exposed REE mineralized surface exposures will be drill tested in 2011 to determine the subsurface continuity of mineralization.
Misery Lake Rare Earth Project, Quebec and Newfoundland and Labrador
     The Misery Lake Property consists of a single claim block comprising 1,685 claims with 45 claims being in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,300 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total of 91 claims were allowed to lapse in Newfoundland and Labrador. Finally, these programs led to the identification of three large, rare earth bearing, ring features which are characterized as a series of 5 to 6-km diameter, compositionally-zoned ultramafic to granitic alkali complexes. The magnetic rings are aligned in an approximate north-south direction (see Figure 4). The Misery Lake geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.
Current Work
     Exploration work on the property consisted of prospecting, geological mapping, till geochemical sampling survey, a four line-km ground magnetic survey and an eight-hole, 1,200 m diamond drilling program. In the summer of 2010 Quest undertook a detailed prospecting and mapping program over the three, north-south aligned ring features and other radiometric anomalies on the property. During July and August, the prospecting and mapping crews sampled a total of 561 grab and channel samples. Values of up to 23.87% Total Rare Earth oxides (TREO), 60.19% iron oxide (Fe2O3), 5.13% titanium oxide (TiO2), 8.37% phosphate (P2O5), 9.28% niobium oxide (Nb2O5) and 18.20% zirconium oxide (ZrO2) were returned from grab sampling of bedrock and locally-derived boulders (see Table 5 and Figure 4). A till geochemical survey was carried out over the Misery Lake claim block in July and August 2010. A total of 1,222, 25-50 cm deep, sandy till samples were collected over approximately 25 days by a 3-man crew. Several till geochemical REE anomalies were obtained at the margins of the three ring features and coincident radiometric anomalies (see Figure 5) identified by a Quebec Government airborne geophysical survey released in March 2010 over the Misery Lake property area. The proximity of REE anomalies in till to concentric magnetic features and mineralized outcrops combined with abundant topographic barriers, which promote till deposition on the up-ice side of crag-and-tail hills suggest very short distance from the bedrock source for these anomalies.
     During August 2010, a ground magnetic survey was carried along four 1-km long lines across the Misery Lake magnetic feature (northernmost feature). The goal of this survey was to guide the diamond drilling program. During September 2010, an eight-hole (ML10001 to ML10008) drilling program was performed along two stratigraphic sections where the best magnetic anomalies were obtained (see Figure 6). A total of 1,241 meters were drilled and a total of 639 core samples were sent to Actlabs in Ancaster, Ontario. Units intersected in the drilling mainly consist of syenite with pyroxene, amphibole and little olivine. Some mafic units were also encountered and possibly consist of olivine bearing gabbros with up to 5% magnetite. No magnetite rich units, as observed in outcrops and in boulders from surface reconnaissance exploration, were intersected in the drilling. No significant assay results were obtained to date.
Table 5 — Best Analytical Results from Grab Samples in Outcrops, Misery Lake Project, Quebec

Sample	Rock Type	TREO (%)	HREO (%)
205273	Quart Syenite	23.87	63.66
205237	Quart Syenite	12.03	14.38
205459	Quart Syenite	9.59	30.79
205460	Quart Syenite	9.40	15.13
205144	Quart Syenite	8.60	13.37
205457	Quart Syenite	6.49	13.21
205461	Quart Syenite	6.02	14.94
205027	Quart Syenite	5.44	13.26
205236	Quart Syenite	5.13	14.01
205067	Quart Syenite	4.48	51.97
Figure 4 — Significant Grab Sample Location Map, Misery Lake Project, Quebec

Figure 5 — Distribution of REE-Y-U-Th-Be-Pb Factor Scores in Till Geochemical Survey, Misery Lake Project, Quebec
Figure 6 — Location of Borehole Collars and Surveyed Ground Mag Lines, Misery Lake Project, Quebec

Alterra Strange Lake Option Property Agreement, Newfoundland and Labrador
     Quest initiated negotiations in 2010 to acquire a participation in a rare earth property adjacent to Quest’s Strange Lake, Quebec claims. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence (Figure 7).
     On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Newfoundland and Labrador.
Figure 7 — Alterra Strange Lake Option Property Location Map, Newfoundland and Labrador
     Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.
Current Work
     During the 2010 exploration program, preliminary planning and data compilation were conducted on the Quest — Search and Alterra option claims.

Future Exploration Activities
     Quest will be conducting a short drilling program in the winter 2011 to follow up on historical Iron Ore Company (IOC) mineralized occurrences as well as those identified by Quest’s exploration work in the area.
Ramusio Rare Earth Project, Quebec and Newfoundland and Labrador
     The Ramusio Property consists of a single claim block comprising 94 claims with 58 claims being in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 2,842 hectares. Quest acquired these claims as a result of a newly-released Regional Airborne Magnetic data from the Newfoundland and Labrador Government. The Mag data indicated a number of circular magnetic features similar to the ring features as observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.
Current Work
     During 2010, a one-day prospecting program was conducted on the property. A total of five grab samples were collected. No significant results have yet been obtained.
Future Exploration Activities
     More exploration work will be required in 2011 to obtain sufficient credits to maintain the claims in good standing. A combined prospecting and mapping program has been proposed for 2011.
Nanuk Uranium Project, Quebec
     The Nanuk Property consists of a single claim block comprising 336 claims and totaling 16,285 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. Four significant areas of bedrock mineralization, covering an area of 1 km wide by 4 km long, had been identified on the property since its acquisition. This good continuity of uranium mineralization is associated to a sequence of tightly-folded, medium to coarse grained, leuco-granite horizons with biotite. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole, borehole NA09-1, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.
Current Work
     During 2010, limited exploration work was conducted on the property. A total of 456 claims were dropped in the southern and northern parts of the property, where previous work did not return any significant results. The current Nanuk Claim Block covers all significant uranium mineralization.
Future Exploration Activities
     More exploration work will be required in 2011 to obtain sufficient credits to maintain the claims in good standing. The Corporation is currently seeking out an exploration partner to carry forward exploration on the project in 2011.
Stewart Lake Project, Quebec
     The Stewart Lake uranium project consists of 294 mining claims covering approximately 14,054 hectares and lies immediately to the west of Quest’s trange Lake property, Quebec. The property was part of Quest’s original uranium claim holdings in the George River area covering a known Proterozoic sedimentary basin filling the unconformity with Arechean basement gneisses. To date, no significant uranium mineralization has been identified on the property.

     During 2008, limited exploration work was conducted on the property to map out the boundary contact of the sedimentary basin, to carry out general reconnaissance sampling of bedrock occurrences and to complete approximately 810 line-km of airborne geophysical surveys over the property. No significant targets were identified by this work. On October 7, 2008, the Government of Quebec announced the establishment of a Protected Zone covering an area of 7,282 km2 along a 350 km section of the George River. The protected area enveloped the central and western extremity of the Stewart Lake claims. Although Quest was allowed to retain its property interests, it brought into question Quest’s ability to develop any of the property’s future resource opportunities.
Current and Future Work
     Limited exploration was performed in 2010 and the Corporation is currently reviewing the property and the impact of the Government of Quebec’s establishment of a Protected Zone covering the central and western extremity of the Stewart Lake claims.
Kenora North and Snook Lake Uranium Projects — Northwestern Ontario
     The Kenora North project is an amalgamation of four properties (Can Fer, Snook, Pancer and Scottie Lake) that were staked in early 2007 to cover historical uranium occurrences. Regional lake-bottom geochemical surveys and Federal Government airborne geophysical surveys were also utilized in the selection of favourable target areas. The area is readily accessible by new forestry roads. Prospecting in late 2007 led to the re-location of several historic uranium occurrences and to the discovery of numerous new showings, along a 50-km long radiometric trend. Encouraging results obtained from prospecting over the Can Fer, Pancer, Snook and new Thor and Scottie Lake showings led to the staking of a total of 36,000 hectares of claims to cover the full extent of the radiometric trend and to consolidate previous Quest staking.
Current and Future Work
     Prospecting crews evaluated the airborne geophysical anomalies over the Scottie Lake area this past fall and discovered new zones of bedrock uranium mineralization returning up to 0.295% U3O8. Limited exploration work was performed during 2010 and no additional exploration work is contemplated. Accordingly, the properties were written-down in 2010.
Plaster Rock Uranium and Copper Project, New Brunswick
     Uranium mineralization in New Brunswick is closely related to Devonian-aged intrusions and related volcanic rocks and younger Carboniferous-age sedimentary rocks. Quest’s 100%-owned Plaster Rock property is located in a Carboniferous-age basin, known as the Plaster Rock basin. The 81-claim property comprises 1,296 hectares and straddles an eight-kilometer long section of the western margin of the Plaster Rock basin, in fault contact with Devonian-age felsic volcanic rocks. Several airborne radiometric anomalies were evaluated as well as some old soil geochemical anomalies reported by previous workers. This combined prospecting, mapping, and trenching program was successful in identifying two new copper and uranium anomalous zones.
Current Work
     Due to the Corporation’s focus on its Quebec and Newfoundland and Labrador projects in 2010 limited exploration work was conducted on the property. A total of 116 claims were allowed to lapse in the northern and western parts of the property where previous work did not return any significant results. The current Plaster Rock claim block covers all significant uranium and copper showings within the Carboniferous Formation (Red Beds).
Future Exploration Activities
     Quest plans to carry out exploration work in 2011 in order to obtain sufficient credits to maintain the claims in good standing.

Other Projects, Quebec, Newfoundland and Labrador, Ontario and New Brunswick
     Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects which have not evolved into “Name-designated” projects as of October 31, 2010. Based on an on-going review and analysis of these projects and their accumulated expenditures, the Corporation decided to write-off all of the incurred mining acquisition costs and deferred exploration expenditures.
Qualified Persons
     Mr. Peter Cashin, P. Geo., is the qualified person on the exploration projects presented in this report under National Instrument 43-101 and was responsible for the contents of this report and has approved the disclosure of the technical information contained herein.
     Tim Maunula, P. Geo., Chief Geologist with Wardrop Engineering Inc., A Tetra Tech Company, is the Qualified Person responsible for the mineral resource estimate. The effective date of the resource estimate is April 5, 2010.
     Mr. Mike McLaughlin, P.Eng., Mr. Peter Broad, P.Eng., Mr. Wenchang Ni, P.Eng., Mr. Aleksandar Zivkovic, P.Eng. and Mr. Paul Daigle, P.Geo. of Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario, were the qualified persons responsible for the PEA study. The effective date of the PEA study is September 9, 2010.

Results of Operations
The following table summarizes selected financial data of the Corporation for the last three fiscal years ended October 31, 2010; October 31, 2009 and October 31, 2008.

	Year ended	Year ended	Year ended
	October 31, 2010	October 31, 2009	October 31, 2008
	$	$	$
Revenues	11,968	3,080	129,393
Net loss	(4,672,443)	(1,618,734)	(418,900)
Basic and fully diluted net loss per share	(0.11)	(0.05)	(0.02)
Total assets	65,584,776	11,539,995	4,557,419
Total long-term financial liabilities	—	—	252,529
Cash dividends	—	—	—
Fiscal year ended October 31, 2010 compared with the fiscal year ended October 31, 2009
     Revenue, consisting of interest income, totaled $11,968 for the year ended October 31, 2010 compared to $3,080 for the year ended October 31, 2009 and was as a result of interest earned on funds on deposit derived from equity financings and exercise of stock options and warrants in 2010.
     Expenses for the year ended October 31, 2010, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $4,684,411 as compared to $2,315,342 for the year ended October 31, 2009.
     For the year ended October 31, 2010, the Corporation reported a net loss of $4,672,443 as compared to a net loss of $1,618,734 for the year ended October 31, 2009. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.
     Professional fees, Investor relations and Administration expenses totaled $4,134,320 ($966,883 — 2009). The increase of $3,167,437 related to the following variations:
•	Professional fees increased by $182,053 to $307,373 ($125,320 — 2009) and consisted of higher legal fees of $75,566 and consulting and professional fees of $106,487 due to the significant increase in activities of the Corporation during 2010 compared to 2009.
•	Investor relations expenses totaled $612,536 compared to $204,574 for the year ended October 31, 2009. The net increase of $407,962 related to higher investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses as the Corporation was continuously keeping its shareholders and potential investors updated about the Corporation’s progress and activities during 2010. The following major variations included: an increase in Stock transfer and listing fees of $12,979 to $37,678 ($24,699 — 2009); an increase of $50,027 to $83,096 ($33,069 — 2009) in costs related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular, regulatory fees; and quarterly reports to shareholders; and an increase of $344,956 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $491,762 ($146,806 — 2009).
•	Administration expenses increased by $2,577,422 to $3,214,411 in 2010 from $636,989 in 2009. The main components of this variation consisted of an increase of $2,481,081 in Stock-based compensation costs to $3,027,362 ($546,281 — 2009). The costs related to Stock-based compensation in fiscal 2010 totaled $3,264,337 ($601,595 — 2009) and consisted of $236,975 ($55,314 — 2009) which was included in Mining properties and deferred costs and $3,027,362 ($546,281 — 2009) which was included in Administration expenses. The significant increase in Stock-based compensation costs was as a result of the significant increase in the price of the Corporation’s shares as well as the expected volatility; an increase of $43,194 in administrative salaries to $84,808 ($41,614 — 2009) due mainly to the hiring of additional personnel; an increase in other office expenses of $24,763 to $35,174 ($10,411 — 2009); a increase in Education and training expenses of $28,330 to $32,113 ($3,783 — 2009), an increase in Directors’ and Officers’ liability insurance expenses of $554 to $15,454 ($14,900 — 2009); offset by a decrease of $500 to $19,500 ($20,000 — 2009) in amounts paid related to the Montreal head office.
     During the year ended October 31, 2010, the Corporation recorded a write-down of mining properties and deferred costs of $419,079 ($1,358,150 — 2009). The costs of mining properties and deferred costs are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. In fiscal 2010, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.
     The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 5 to the Notes to Financial Statements totaled $9,060,574 in 2010 ($3,306,667 — 2009) and consisted of $8,660,498 ($3,035,926 — 2009) in exploration expenses; $236,975 ($55,314 — 2009) in stock-based compensation expense and $163,101 ($215,427 — 2009) in acquisition costs. In addition, the Corporation recorded Tax credits receivable of $3,727,410 ($942,112 — 2009) relating to these expenditures.
     The Corporation has recognized its Investments held for trading on the balance sheet at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2010, the fair value of the Investments held for trading was $31,600 compared to $50,000 as at October 31, 2009. The corresponding Unrealized loss on investments held for trading was $23,400 in 2010 compared to an Unrealized gain of $42,000 in 2009.
     Interest expense totaled $21,933 for 2010 ($32,309 — 2009) and consisted of $15,904 ($Nil — 2009) on the convertible loan from SIDEX and $6,029 ($32,309 — 2009) related to tax under Part XII. 6 of the Income Tax Act as a consequence of the look-back rule.
     During the year ended October 31, 2010, the Corporation recorded an accretion expense of $85,679 ($Nil — 2009) related to the debt discount on the $1,500,000 convertible loan from SIDEX which was amortized over the term of the loan using the effective interest method. The liability component of the SIDEX convertible loan was determined by discounting the future stream of interest and principal repayment at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component.
Fiscal year ended October 31, 2009 compared with the fiscal year ended October 31, 2008
     Revenue totaled $3,080 for the year ended October 31, 2009 compared to $129,393 for the year ended October 31, 2008. While there was a considerable increase in the funds on deposit as a result of the equity financings in fiscal 2009 when compared to fiscal 2008, the decrease of $34,404 in interest earned was as a direct result of the significant drop in interest rates during fiscal 2009 compared to fiscal 2008. With the termination of option agreements with Nebu Resources Inc. in March 2009, Operator’s fees earned on option agreements were $Nil for the year ended October 31, 2009 compared to $90,909 earned for the year ended October 31, 2008. Other income totaled $Nil compared to $1,000 in fiscal 2008 which was derived from fees charged by the Corporation for consulting services provided to a related corporation.
     Expenses for the year ended October 31, 2009, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $2,315,342 as compared to $727,850 for the year ended October 31, 2008.
     For the year ended October 31, 2009, the Corporation reported a net loss of $1,618,734 as compared to a net loss of $418,900 for the year ended October 31, 2008.
     Professional fees, Investor relations and Administration expenses totaled $966,883 ($547,636 — 2008). The increase of $419,247 related to the following variations:
•	Professional fees increased by $46,242 to $125,320 ($79,078 — 2008) as a result of higher legal fees of $20,877 and consulting fees of $25,365 due to the significant increase in activities of the Corporation during the year compared to the previous year.
•	Investor relations expenses totaled $204,574 compared to $229,303 for the year ended October 31, 2008. The net decrease of $24,729 was as a result of the following major variations: a decrease in Stock transfer and listing fees of $52,598 to $24,699 ($77,297 — 2008); a decrease of $4,250 to $33,069 ($37,319 — 2008) related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular; regulatory fees; and quarterly reports to shareholders; offset by an increase of $32,119 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $146,806 ($114,687 — 2008).
•	Administration expenses increased by $397,734 to $636,989 from $239,255 in fiscal year 2008. The main components of this variation consisted of: an increase of $381,001 in Stock-based compensation costs to $546,281 ($165,280 — 2008). The costs related to Stock-based compensation in fiscal 2009 totaled $601,595 ($187,999 — 2008) and consisted of $55,314 ($22,719 — 2008) which was included in Mining properties and deferred costs and $546,281 ($165,280 — 2008) which was included in Administration expenses. The significant increase in Stock-based compensation costs was as a result of the significant increase in the price of the Corporation’s shares and number of options granted; an increase of $24,443 in administrative salaries to $41,614 ($17,171 — 2008); an increase in Directors’ and Officers’ liability insurance expenses of $4,656 to $14,900 ($10,244 — 2008); offset by a decrease of $5,000 to $20,000 ($25,000 — 2008) in amounts paid to Freewest Resources Canada Inc. (Freewest) for the sharing of Freewest’s office and personnel; a reduction in education and training expenses of $6,410 to $3,783 ($10,193 — 2008) and a reduction in other office expenses of $956 to $10,411 ($11,367 — 2008).
     The net loss for the year ended October 31, 2009 included an amount of $1,358,150 ($150,214 — 2008) related to the write-down of mining properties and deferred costs. The costs of mining properties and deferred costs are capitalized until the results of the project are known and if successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent drop in value for a property is recognized, the related expenditures will be written-down. The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 5 to the Notes to Financial Statements totaled $3,306,667 in 2009 ($4,248,028 — 2008) and consisted of $3,035,926 ($1,443,149 — 2008) in exploration expenses; $55,314 ($22,719 — 2008) in stock-based compensation expenses and $215,427 ($2,782,160 — 2008) in acquisition costs. In fiscal 2009, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.

     The Corporation has recognized its Investments held for trading on the balance sheet at their fair values, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2009, the fair value of the applicable marketable securities was $50,000 compared to $8,000 as at October 31, 2008. The corresponding Unrealized gain on investments held for trading was $42,000 in 2009 compared to an Unrealized loss of $30,000 in 2008.
     Interest expenses related to the Part XII. 6 tax as a consequence of the look-back rule totaled $32,309 ($Nil — October 31, 2008).
Summary of Quarterly Results
     The following table presents unaudited selected financial information for the eight financial quarters through to the year ended October 31, 2010:

	Year ended				Year ended
	October 31, 2010				October 31, 2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenues	3,291	2,514	1,137	5,026	352	221	1,247	1,260
Net loss	(2,166,765)	(363,830)	(1,717,477)	(424,371)	(872,072)	(631,656)	(141,929)	26,923
Basic and Fully Diluted Net loss per share	(0.05)	(0.01)	(0.04)	(0.01)	(0.03)	(0.02)	(0.00)	0.00
     The Corporation has no intention of paying any dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.
Fourth Quarter
     Revenue totaled $3,291 for the three-month period ended October 31, 2010 as compared to $352 for the three-month period ended October 31, 2009. The increase of $2,939 was as a result of higher funds on deposit during the quarter. The increase in expenses excluding Interest expense; Accretion expense on convertible loan; Write-down of mining properties and deferred costs; Unrealized loss (gain) on investments held for trading; and Stock-based compensation, which was included in Administration expenses, for the three-month period ended October 31, 2010 totaled $201,825 ($60,517 — 2009). Due to the significant increase in activities of the Corporation during the period as compared to 2009, the net increase related mainly to: an increase of Professional fees of $81,259 ($15,855 — 2009); an increase of $106,522 ($52,934 — 2009) in Investor relations and an increase of $14,044 ($8,272 — 2009) in Administrative expenses net of the Stock-based compensation expenses.
Liquidity and Capital Resources
     Given the nature of the Corporation’s operations which are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates primarily to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity, quality and average unit cost of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.
Fiscal year ended October 31, 2010 compared with the fiscal year ended October 31, 2009
     The Corporation’s main sources of funding are equity markets, outstanding warrants and options. As at October 31, 2010, the Corporation had cash of $50,449,202 ($5,222,448 — 2009) of which $11,500,000 ($Nil — 2009) is restricted in use for exploration expenditures pursuant to flow-through agreements. The Corporation has no long-term borrowings.
     During fiscal 2010, the Corporation raised cash proceeds of $56,836,331 ($9,248,813 — 2009) consisting of: $1.500,000 from the receipt of a secured convertible loan from SIDEX ($Nil — 2009); $40,248,775 ($7,796,148 — 2009) from the issuance of units; $11,500,000 ($1.399,998 — 2009) from the issuance of flow-through shares; $196,240 ($52,667 — 2009) from the exercise of stock options and $3,391,316 ($Nil — 2009) from the exercise of warrants.
     Based on its planned expenditures for fiscal 2011, the Corporation has sufficient funds for its operations for the next year.
Fiscal year ended October 31, 2009 compared with the fiscal year ended October 31, 2008
     The Corporation’s main sources of funding are equity markets, outstanding warrants and options. As at October 31, 2009, the Corporation had cash of $5,222,448 ($76,475 — 2008) of which none ($6,607 — 2008) was restricted in use for exploration expenditures pursuant to flow-through agreements. The Corporation has no long-term borrowings.
     During fiscal 2009, the Corporation raised cash proceeds of $9,248,813 ($2,438,700 — 2008) consisting of: $7,796,148 ($1,088,430 — 2008) from the issuance of units; $1.399,998 ($1,350,270 -2008) from the issuance of flow-through shares; and $52,667 ($Nil — 2008) from the exercise of stock options.
Outstanding Share Data
     As at February 21, 2011, there were 58,345,099 common shares, 5,085,003 stock options and 6,388,401 warrants outstanding.
Commitments
     The Corporation has a lease for its premises and other operating leases. For the next four years, the Corporation’s minimum annual rental payments total $652,310 as detailed in Note 11 to the financial statements.
Off-Balance Sheet Arrangements
     The Corporation does not have any off-balance sheet arrangements.
Income Taxes
     A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures (“CEE”) are renounced in favor of the investors. Accordingly, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The tax impact related to the renunciation is recorded at the date the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expense will be made.
     As at October 31, 2010, the Corporation had $11.5 million available to be renounced pursuant its flow-through share arrangements, the tax impact of which will be recorded upon renunciation. The renunciation in 2009 resulted in a future income tax liability of $440,999 and reduced share capital accordingly. This future income tax liability has allowed the Corporation to reduce the valuation allowance on tax pools related to mining properties by a corresponding amount of $440,999, thereby offsetting the future income tax liability. The reduction in the valuation allowance has been recorded in the Statement of Operations, Comprehensive Loss and Deficit.
     The Corporation’s tax loss carry-forwards are detailed in Note 9 to the financial statements.
Related Party Transactions
     All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.
     During the year, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the year ended October 31, 2010, the total amount for such services provided was $150,875, of which $99,700 was recorded in mining properties and deferred costs and $51,175 in administration expenses ($140,125, of which $102,675 was recorded in mining properties and deferred costs and $37,450 in administration expenses — 2009).
     During the year, the Corporation retained the services of certain members of the Board of Directors of the Corporation to carry out professional services. For the year ended October 31, 2010, the total amount for such services provided was $34,735, which was recorded in professional fees ($24,000, of which $10,000 was recorded in mining properties and deferred costs and $14,000 in administration expenses — 2009).
     During the year, the Corporation incurred fees in the amount of $417,774 ($102,306 — 2009) to a law firm in which an officer and director of the Corporation is a partner, of which an amount of $134,646 was recorded in professional fees ($54,257 — 2009) and $283,128 in issue costs ($48,049 - 2009). As at October 31, 2010, an amount of $307,405 ($38,834 — 2009) owing to this law firm was included in accounts payable and accrued liabilities.
Financial Instruments
     The Corporation’s financial instruments consist of cash, investments held for trading, and accounts payable and accrued liabilities. Due to their short-term nature, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.
     Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations. The Corporation is not exposed to any significant credit risk as at October 31, 2010. The Corporation’s cash is deposited with major Canadian chartered banks and is held in highly-liquid investments. The policy of the Corporation is to invest in short-term Government of Canada bonds or bonds of a province of Canada or AAA securities, all without risk. Interest earned on Canadian and U.S. cash deposits fluctuated daily at various rates from 0.35% to 0.10% annually. The rates at October 31, 2010 for Canadian and U.S. funds were 0.35% and 0.10%, respectively. In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds. The Corporation’s receivables consist of commodity taxes receivable and tax credits receivable and are therefore not subject to significant credit risk.
     The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.
Critical Accounting Estimates
     The notes to Quest’s October 31, 2010 financial statements outline the Corporation’s significant accounting estimates. The following accounting estimates are considered particularly critical, as they require substantial judgments by management and are, or could be affected by significant factors which are beyond the control of the Corporation:
Recoverability of Mining Properties and Deferred Costs
     The Corporation assesses its capitalized mining property and deferred costs periodically and whenever events or changes indicate that the carrying value may not be recoverable. Recovery of mining properties and deferred costs is dependent upon the discovery of economically recoverable reserves as well as the future costs associated with their production through mining operations or by sale.
     Other critical factors which could significantly impact on the resource property’s recoverable value include environmental and technological risks, governmental and legal requirements, First Nations negotiations and involvement, the ability of the Corporation to obtain sufficient financing, competition for construction resources, industrial demand for its minerals and future market conditions.
Stock-based Compensation and Warrants
     The Corporation offers its directors, officers, employees and consultants a stock-based compensation plan and has issued warrants in certain financings as detailed in the 2010 financial statements. The Corporation uses the fair value method to record cost of the stock options and warrants using the Black-Scholes option pricing model.
     Critical factors which affect the calculation of the stock-based compensation and warrant expense include the expected life and timing of when current outstanding stock options and warrants will be exercised and the future volatility of the Corporation’s stock price, both of which are beyond the direct control of the Corporation.
Changes in Accounting Policies
     During 2010, the Corporation adopted the following new accounting policies:
     Section 3064, Goodwill and Intangible Assets
     In February 2008, the Canadian Institute of Chartered Accounts (“CICA”) issued Handbook Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets. This new Section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible assets, as existing Section 3061, Property, Plant and Equipment, contains standards for the measurement, presentation and disclosure of mining properties. The adoption of this standard did not have any effect on the Corporation’s financial statements.
     Financial statement — Fair value measurement
     During the year, in accordance with the applicable transitional provisions, the Corporation adopted revised Section 3862 of the CICA Handbook, Financial Instruments — Disclosures. This Section was amended to enhance disclosures about fair value measurements and the liquidity risk of financial instruments. All financial instruments recognized at fair value on the balance sheets must be classified in three fair value hierarchy levels, which are as follows:
Level 1: Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2: Valuation techniques based on inputs other than quoted prices in active markets that are either directly or indirectly observable;
Level 3: Valuation techniques with significant unobservable market inputs.
The results of the application of these new standards are included in note 12 to the financial statements.
     Financial instruments — recognition and measurement
     On January 1, 2009, in accordance with the applicable transitional provisions, the Corporation adopted revised Section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement. The revised standard changes the categories into which debt instruments are required or permitted to be classified and eliminates the distinction between debt securities and other debt instruments. The adoption of this standard did not have any impact on the financial statements of the Corporation.
Future accounting change
     The recent accounting pronouncement issued, which is not yet effective for the Corporation, is as follows:
     Business Combinations
     In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1601, together with Section 1602, establish standards for the preparation of consolidated financial statements. These Sections will be applicable for the Corporation’s interim and annual financial statements for fiscal years beginning on or after November 1, 2011, with earlier adoption permitted. The Corporation is currently in the process of evaluating the impact of these standards on its financial statements.

International Financial Reporting Standards (“IFRS”)
     In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that public companies will be required to prepare interim and annual financial statements under IFRS for fiscal years beginning on or after January 1, 2011. As the Corporation’s year end is October 31, the Corporation will issue its first interim financial statements prepared under IFRS in the first quarter of 2012. This will require the restatement, for comparative purposes, in its October 31, 2011 financial statements as well an IFRS based opening balance sheet as at November 1, 2010. Although the Corporation is assessing the adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been determined at the present time.
     In order to transition to IFRS, the Corporation has developed a three-phased approach consisting of: a preliminary diagnostic assessment and scoping phase; a detailed analysis and assessment phase; and implementation phase. Included in the preliminary diagnostic assessment and scoping phase is the identification of the significant differences between current Canadian GAAP and IFRS, as related to the Corporation. This phase will be followed by an in-depth analysis and assessment, consisting of the identification, analysis and evaluation and determination of the accounting policies required with the transition to IFRS including all current internal policies, procedures and systems to ensure their compliance with IFRS. Once completed, the Corporation will implement the identified accounting changes required and verify that the internal policies, procedures and systems reflect those accounting changes.
     The following areas have been identified as potentially having a significant impact on the Corporation’s financial reports: mining properties and deferred costs, stock-based compensation, flow-through shares, tax credits and income taxes. The determination of the total financial impact of the adoption of IFRS has not been quantified at this time. The Corporation envisages a significant increase in disclosure and reporting requirements under IFRS and will ensure that its systems will be able to provide the necessary information. At the present time, the Corporation does not foresee any significant changes to its current systems with respect to the conversion to IFRS.
Risk Factors
     Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.
     Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

     The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Corporation’s ability to raise equity financing for its capital requirements.
     Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.
Management’s Responsibility for Financial Reporting
     Management is responsible for the preparation of the financial statements and other financial information relating to the Corporation included in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgements of management.
     Ernst & Young LLP, our independent auditors, are engaged to express a professional opinion on the financial statements. Their examination is conducted in accordance with Canadian generally accepted auditing standards and includes tests and other procedures which allow the auditors to report whether the financial statements prepared by management are presented fairly and in accordance with Canadian generally accepted accounting principles.
     The Board of Directors must ensure that management fulfils its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of three directors, two of whom are not members of management. The Audit Committee meets with the independent auditors to discuss the results of their audit and their audit report prior to submitting the financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Corporation’s financial statements.

(Signed) Peter J. Cashin President & Chief Executive Officer	(Signed) Mark Schneiderman Chief Financial Officer